Contact

www.linkedin.com/in/rsallen55
(LinkedIn)
www.panakeiabotanicals.com
(Company)

Top Skills

SEM
Social Media Marketing
Email Marketing

Randy Allen

Senior Vice President / COO Herbal Botanical Products, LLC
Metro Jacksonville

Summary

An avid outdoorsman, I have a widely varied background starting with the US Submarine Service (Nuclear Power Program), College Instructor, Telecommunications, Information Technology Systems, Programming and support, Graphic Design/Marketing, Printing, Laser Cutting / Engraving, Photography and now Panakeia Holdings, Inc.

Specialties: Information Technology, Web Design, Photography Services, Photograph Restoration, Photographic Retouching, Digital Art Reproduction, Creative / Graphic Design, Marketing

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Experience

Herbal Botanical Products, LLC
SVP / COO
January 2020 - Present (3 years 5 months)
Clarksville, Tennessee, United States

HBP sells hemp based CBD products. We offer an array of custom formulated products from topicals to ingestibles designed to enhance life and improve overall health.

Panakeia Holdings, Inc.
Senior Vice President / COO
October 2019 - Present (3 years 8 months)
Murray, Kentucky, United States

Photography by Randy Allen
Owner
December 2006 - Present (16 years 6 months)
Chesterfield, MO

Professional photographer, graphic artist, and instructor. Well known in St. Louis circles, I am knowledgeable and competent at photographing individuals, groups, events, products, architecture, real estate and landscapes. Very experienced with many digital photo manipulation software packages, including Photoshop, Lightroom, Aperture, Landscape Pro, Aurora HDR, Portrait Professional, On1 Photo Suite, Affinity Photo, Pixelmator, and a multitude of smartphone apps. When it comes to images and software, I have not yet found anything beyond my capabilities.

St. Louis Artists' Guild
President, Board of Governors
June 2015 - June 2017 (2 years 1 month)
St Louis, Missouri, United States

ModuMark
Owner
2009 - November 2016 (7 years)

Web consulting, website review and evaluation, marketing recommendations, SEO, social network marketing, appreciation marketing, email marketing. Strategic business marketing and advertisement.

PrintPro Design, LLC
Co-Owner
November 2007 - January 2008 (3 months)

RSA Networks
Owner
2002 - 2007 (5 years)

Supported over 50 local small businesses with Technology Services.

US Navy
Chief of the Boat
October 1975 - November 1995 (20 years 2 months)
USS Phoenix SSN 702

Retired with 20+ years of service from US Navy after serving as Chief of the Boat on Phoenix. Background before that was the Naval Nuclear Power program. I served as an operator/supervisor in that program and held various supervisory and management positions at Naval Nuclear Prototype facilities in Idaho and New York.

Education

New School University

Bachelor of Science (BS), Human Resources Management/Personnel Administration, General · (1990 - 1992)